EXHIBIT 2.12


                            [UNOFFICIAL TRANSLATION]

                                  BANK HAPOALIM
                               Central Management
                      Industry and Local Authorities Sector

DATE:  MARCH 31, 2004
TO:  MR. GIL ROZEN
     TEFRON LTD.


Further to your notice with respect to the proposed change of the control structure in your company in connection with the raising of new capital which will not be less than the amount US$15 million, when 60% of the aggregate amount raised will be used to reduce your debt to Bank Hapoalim, we hereby inform you that we approve the following:

A new written undertaking will be signed which shall include new financial covenants to ensure Tefron Ltd.'s loans, pursuant to which Tefron Ltd. will be obligated with respect to the following:

1) The tangible shareholders' equity will not be less than US$40 million and the rate of 20% of the consolidated total assets.

2) The ratio of the aggregate bank credit to EBITDA shall not exceed 8.5.

Our agreement to the amendment of the terms of the Tefron's obligations as set forth above will be contingent on the accumulative fulfillment of the following conditions:

     1.   Your receipt of a similar consent from Bank Discount Ltd.

     2.   Tefron will fulfill of all its commitments towards the Bank.

     3. There is no material adverse change in the company's business according to the Bank's descretion.

     4. You will sign in our favor on all documents in the versions agreed upon as of the date of this letter and to our complete satisfaction.

     5. There shall be no limitation under any law to make the amendments set forth above.

     6. Without our prior written consent, there shall be no change in the share sale agreement and the shareholders agreement compared to the version sent for our review.

To remove any doubt, if all of the representations and principles presented to us by the shareholders of Tefron do not occur (sellers' group) and whose occurrence is, from our perspective, a condition precedent to the amendment of the terms of the obligations, as set forth above, we will not be obligated to amend the terms of the obligations as set forth in this letter, and all that is set forth in this letter will be void.

The above mentioned does not derogate from our rights according to the documents which were signed by you and/or shall be signed by you in our favor.

                                                           Respectfully,

                                                           Bank Hapoalim Ltd.
                                                           Principal management


                                                           /s/ S. Shemer
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                                                           /s/ P. Daklo-Cohen
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